Exhibit 2.3

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (the “Agreement”) is made and entered into effective as of January 1, 2017 (the “Closing Date”) by and between Westcoast Organic & Hydroponic, a corporation organized under the laws of the State of Oregon and located at 12410 SAE SE 282ND Ave., Boring OR 97009 and having a mailing address of PO Box 30748, Portland OR 97294 (the “Seller”), and One Love Garden Supply Oregon LLC, an Oregon limited liability company and wholly owned subsidiary of Grow Solutions Holdings, Inc., a corporation incorporated under the laws of the State of Delaware and located at 1111 Broadway Avenue #406, Denver, CO, (the “Purchaser”). The Seller and the Purchaser shall be known herein as the “Parties” and each a “party”.

R E C I T A L S

WHEREAS, the Seller carries on the business of selling indoor and outdoor garden supplies and grow equipment.

WHEREAS, the Seller desires to sell the assets listed on Schedule 1 hereto (the “Assets”) to the Purchaser, subject to any exclusions set out in this Agreement, and Purchaser desires to purchase such Assets.

NOW, THEREFORE, in consideration of the provisions contained in this agreement and for other good and valuable consideration, the receipt and sufficiency of which consideration is acknowledged, the Parties agree as follows:

A G R E E M E N T S:

1.       Sale. Subject to the terms and conditions of this Agreement, and in reliance of the representations, warranties, and conditions set out in this Agreement, the Seller agrees to sell the Assets to the Purchaser and the Purchaser agrees to purchase the Assets from the Seller.

2.       Purchase Price. The purchase price for the Assets (the “Purchase Price”) shall be (i) One Hundred Thousand and No/100 United States Dollars (US$100,000), plus the cost basis of saleable inventory estimated at $381,885, plus an amount to be determined as an earnout evidenced by a note in the form attached as Exhibit C (the “Cash flow Note”), and Five Thousand Dollars for fixtures and equipment (as listed on the attached Schedule 2) all payable as follows: (i) Fifty Thousand Dollars ($50,000.00) cash at Closing; (ii) assumption of trade payables (estimated at $293,612) as set forth in Exhibit 2(ii) and the balance of One Hundred Forty Three Thousand Two Hundred Seventy Three Dollars ($143,273) evidenced by a Promissory Note in the form attached hereto as Exhibit B, and subject to adjustment as set forth in Subsection 2.1; (iii) the Cash Flow Note in the form attached hereto as Exhibit C; and (iv) Six Hundred Thousand (600,000) restricted shares of common stock of Grow Solutions Holdings, Inc. (the “Shares”) issued to the Seller or its designated members (pro rata). The Parties agree that the Purchase Price for the Assets will be allocated among the Assets as listed on Schedule 1 (IRS Form 8594), subject to adjustments from time to time as agreed upon by the Parties. The Parties agree to cooperate in the filing of elections under the Internal Revenue Code and under any other applicable taxation legislation, in order to give the required or desired effect of the allocation of the Purchase Price. The Seller is responsible for paying all applicable taxes, including federal sales tax, state sales tax, duties, and any other taxes or charges payable that are necessary to give effect to the transfer of the assets from the Seller to the Purchaser.

In the event the Purchaser fails to close, then Purchaser shall deliver to Seller or its nominee fifty thousand (50,000) restricted shares of Grow Solutions Holdings, Inc. common shares, no later than February 28, 2017.

2.1       Adjustment to Purchase Price. The Promissory Note shall be adjusted based upon the following formula: 12/31/16 closing inventory minus 12/31/16 accounts payable plus $105,000. An example of the foregoing is as follows:

Inventory	$381,885
Less Trade payables	(293,612)

Net Cash Balance	88,273
Add additional cash per LOI	105,000
Total Purchase Price	$193,273 (Excluding the Cash Flow Note)
Cash Portion of Purchase Price	$ 50,000
Promissory Note for Balance	$143,273

In the event of a difference between the Inventory or Accounts Payable as set forth in the December 31, 2016 Balance Sheet of Seller (attached hereto as Exhibit 4(0)), the amount of the Promissory Note shall be debited or credited as appropriate. The parties shall conduct a post closing physical inventory and roll back to December 31, 2016 to verify the closing inventory.

The accounts receivable to be retained by Seller as of December 31, 2016 is attached hereto as Exhibit 2.1.

The parties shall cooperate for an orderly post closing transition, including the delivery by Purchaser of the share certificates. Purchase shall exercise its commercially reasonable best efforts to open bank accounts, obtain insurance and commence payroll on its accounts by February 8, 2017. In the meanwhile, the Seller shall continue the business and shall turnover to Purchaser any net revenue from January 1, 2017 until the turnover occurs.

3.       Closing. The closing of the purchase and sale of the Assets will take place effective as of January 1, 2016 (the “Closing Date”) at the offices of the Seller or at such other time and place as the parties mutually agree. The effectiveness of this Agreement shall be contingent upon the delivery of the following items, in a form satisfactory to the recipient in its sole but reasonable discretion:

a.       the Purchaser will deliver the Shares to the Seller (to be delivered no later than February 28, 2017.

b.       the Purchaser will deliver to the Seller an executed original copy of the Note and the Cash Flow Note.

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c.       the Seller will deliver to the Purchaser the Assets (or the legal form thereof), including, but not limited to, duly executed forms and documents evidencing transfer of the Assets, such bills of sale, assignments, assurances, and consents, as applicable, and the Seller will obtain and complete any and all forms, documents, consents, approvals, registrations, declarations, orders and authorizations from any person or governmental or public body that are required of the Seller for the proper execution of this Agreement and transfer of the Assets to the Purchaser. In the event that the Purchaser requires additional documentation in order to consummate the sale of the Assets following the Closing Date, as contemplated hereby, the Seller shall provide such assistance and execute such additional documentation as is necessary in order to duly transfer the Assets to the Purchaser.

d.       Employment agreement in favor of Mark Ingram.

e.       Employment agreement in favor of Cheryl Phillips.

f.       The sum of Fifty Thousand Dollars by wire transfer or cashiers check, to the trust account of David G. LeGrand, Esq.

4.       Seller’s Representations and Warranties. The representations and warranties given in this Agreement by the Seller are the representations and warranties of the Seller. The Seller represents and warrants to the Purchaser as follows:

a.       The Seller is a limited liability company duly organized or continued, validly existing, and in good standing and has all the requisite authority to carry on business as currently conducted. The Seller has full legal authority to enter into and exercise its obligations under this Agreement. This Agreement has been duly executed and delivered by the Seller and constitutes a legal and binding obligation of the Seller, enforceable in accordance with its terms, except as its enforcement may be limited by bankruptcy and insolvency, by other laws affecting the rights of creditors generally, and by equitable remedies granted by a court of competent jurisdiction.

b.       The Seller is the absolute beneficial owner of the Assets, with good and marketable title, free and clear of any liens, charges, encumbrances or rights of others. The Seller is exclusively entitled to possess and dispose of the Assets.

c.       To the best knowledge of the Seller, there is no pending or anticipated claim against the Assets or against the Seller’s ownership or title in the Assets or against the Seller’s rights to dispose of the Assets.

d.       No third party contract is outstanding that could result in a claim against or affecting the Assets in whole or in part either now or in the future.

e.       There has been no act or omission by the Seller that would give rise to any valid claim relating to a brokerage commission, finder’s fee, or other similar payout.

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f.       The Assets, while owned by the Seller, have been maintained materially in accordance with standard industry practice.

g.       To the best of the knowledge of Ashley N. Hollo, the trademarks and trade names used in carrying on the business of the Seller are owned exclusively and validly by the Seller. The trademarks and trade names have not been registered with any government agency. To the best knowledge of the Seller and the officers of the Seller, there are no claims of infringement existing against the patents, trademarks, copyrights, or any other trade names used by the Seller. Any trademarks and trade names used in whole or in part or required for the proper carrying on of the business of the Seller are validly and beneficially owned by and for the sole and exclusive use of the Seller.

h.       Litigation; Labor Matters; Compliance with Laws.

(i)       To the knowledge of Ashley N. Hollo, without investigation, there is no suit, action or proceeding or investigation pending or threatened against or affecting Seller or any basis for any such suit, action, proceeding or investigation that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect or prevent, hinder or materially delay the ability of Westcoast to consummate the transactions contemplated by this Agreement, nor is there any judgment, decree, injunction, rule or order of any governmental entity or arbitrator outstanding against Westcoast having, or which, insofar as reasonably could be foreseen by Westcoast, in the future could have, a Material Adverse Effect.

(ii)       To the knowledge of the Members, the conduct of the business of Westcoast complies with all statutes, laws, regulations, ordinances, rules, judgments, orders, decrees or arbitration awards applicable thereto.

(h)       Tax Returns and Tax Payments. Seller has timely filed all tax returns required to be filed by it, have paid all taxes shown thereon to be due and have provided adequate reserves in their financial statements for any taxes that have not been paid, whether or not shown as being due on any returns. No material claim for unpaid taxes have been made or become a lien against the property of Seller or is being asserted against Seller, no audit of any tax return of Seller is being conducted by a tax authority, and no extension of the statute of limitations on the assessment of any taxes has been granted by Seller and is currently in effect.

(i)       Environmental Matters. Seller is in compliance with all applicable Environmental Laws except for such violation thereof would not have a Material Adverse Effect. “Environmental Laws” means all applicable federal, state and local statutes, rules, regulations, ordinances, orders, decrees and common law relating in any manner to contamination, pollution or protection of human health or the environment, and similar state laws.

(j)       Material Contract Defaults. Seller is not, or has not, received any notice or have any knowledge that any other party is, in default in any respect under any Material Contract; and there has not occurred any event that with the lapse of time or the giving of notice or both would constitute such a material default. For purposes of this Agreement, a “Material Contract” means any contract, agreement or commitment that is effective as of the Closing Date to which Seller is a party (i) with expected receipts or expenditures in excess of $20,000, (ii) requiring Seller to indemnify any person, (iii) granting exclusive rights to any party, (iv) evidencing indebtedness for borrowed or loaned money in excess of $20,000 or more, including guarantees of such indebtedness, or (v) which, if breached by Seller in such a manner would (A) permit any other party to cancel or terminate the same (with or without notice of passage of time) or (B) provide a basis for any other party to claim money damages (either individually or in the aggregate with all other such claims under that contract) from Seller or (C) give rise to a right of acceleration of any material obligation or loss of any material benefit under any such contract, agreement or commitment.

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(k)       Properties. Seller has good, clear and marketable titles to all the tangible properties and tangible assets owned by Seller or acquired after the date hereof which are, individually or in the aggregate, material to Seller’s business (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business), free and clear of all material liens.

(m)      Certain Employee Payments. Seller is not party to any employment agreement which could result in the payment to any current, former or future director or employee of Seller of any money or other property or rights or accelerate or provide any other rights or benefits to any such employee or director as a result of the transactions contemplated by this Agreement, whether or not (i) such payment, acceleration or provision would constitute a “parachute payment” (within the meaning of Section 280G of the Code), or (ii) some other subsequent action or event would be required to cause such payment, acceleration or provision to be triggered.

(o)       Undisclosed Liabilities. Seller has no liability (whether known or unknown, whether absolute or contingent, whether liquidated or unliquidated and whether due or to become due), except for (a) liabilities shown on the balance sheet dated December 31, 2016, attached hereto as Exhibit 4(0), (b) liabilities which have arisen since the date of the balance sheet in the ordinary course of business which do not exceed $5,000.00 in the aggregate and (c) contractual and other liabilities incurred in the ordinary course of business which are not required by GAAP to be reflected on a balance sheet.

(p)       Inventory. Seller warrants to the best of its knowledge that the Inventory set forth on the December 31, 2016 balance sheet attached as Exhibit A is accurate in all material respects. A schedule of the December 31, 2016 inventory is attached to the Bill of Sale, the form of which is attached hereto as Exhibit D.

(p)       Powers of Attorney. There are no outstanding powers of attorney executed on behalf of Seller.

(q)       Certain Business Relationships with Affiliates. No Affiliate of the Seller (a) owns any property or right, tangible or intangible, which is used in the business of the Seller, (b) has any claim or cause of action against the Seller, or (c) owes any money to, or is owed any money by, the Seller.

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5.       Purchaser’s Representations and Warranties. The representations and warranties given in this Agreement by the Purchaser are the representations and warranties given by the Purchaser. The Purchaser has given no other representation or warranty, either expressed or implied, to the Seller. The Purchaser represents and warrants to the Seller the following:

a.       The Purchaser is a limited liability company duly organized, validly existing, and in good standing and has all the requisite authority to carry on business as currently conducted. The Purchaser has full legal authority to enter into and exercise its obligations under this Agreement. This Agreement has been duly executed and delivered by the Purchaser and constitutes a legal and binding obligation of the Purchaser, enforceable in accordance with its terms, except as its enforcement may be limited by bankruptcy and insolvency, by other laws affecting the rights of creditors generally, and by equitable remedies granted by a court of competent jurisdiction.

b.       The Purchaser has funds available to pay the Purchase Price and any expenses accumulated by the Purchaser in connection with this Agreement and the Purchaser has not incurred any obligation, commitment, restriction or liability of any kind, absolute or contingent, present or future, which would adversely affect its ability to perform its obligations under this Agreement.

c.       The Purchaser has not committed any act or omission that would give rise to any valid claim relating to a brokerage commission, finder’s fee or other similar payment in connection with this transaction

d.       The Shares, when issued, will be validly issued for good and valuable consideration.

6.       Covenants. Following the Closing Date, the Parties agree to perform the following acts, as applicable:

a.       Promptly upon Seller’s request following the Closing, the Seller will discontinue the use of the name “Westcoast Organic & Hydroponic” except in connection with the collection of the accounts receivable of the Seller, disposing of any inventory or assets that were not part of the Assets that were sold to the Purchaser, or soliciting for additional business for the Purchaser.

b.       Any existing firm sales orders with a purchase order, signed contract, and/or deposit received prior to or on the Closing Date will remain the property of the Seller, and the cost to produce or satisfy those orders after the Closing Date will be negotiated in good faith between the Seller and the Purchaser. Any orders received after the Closing Date will become the property of the Purchaser.

c.       Upon Closing, the Purchaser will provide written offers of employment to the remaining employees of Seller (the “Transferred Employees”). The offers of employment will be on terms substantially the same as those employment terms presently in existence by and between the Transferred Employees and the Seller. Promptly following making the offers of employment, the Purchaser will make itself available to discuss with each Transferred Employee the terms of the individual employment offers.

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d.       The Seller shall pay all employee compensation incurred up to and including the Closing Date and including all salaries, benefits, bonuses and any other compensation owing to all employees up to and including the Closing Date. The Seller will be responsible for all severance benefits, vacation days, sick days, personal days, and other compensated time off accrued by all employees up to and including the Closing Date. Following the Closing Date, the Purchaser will adopt, assume and become solely responsible for all Transferred Employee salaries, benefits, bonuses and any other compensation, severance benefits, vacation days, sick days, personal days, benefit plans including, but not limited to, all health and disability plans and pension plans currently administered by the Seller.

e.       Purchaser shall sell products to Seller and Seller’s Affiliates and Seller and Seller’s Affiliates shall purchase from Purchaser at wholesale MSRP plus eight percent (8%) for sixty (60) months following Closing. Seller’s Affiliates include any company controlled by, managed by Gary P. Rexroad, Ashley N. Hollo, Rexroad Marquis Corporation, RMC Oregon LLC, RMC Washington LLC or any other entity under common control therewith. The intent of the provision is that Seller and Seller’s Affiliates shall exclusively purchase products sold by Purchaser or Purchaser’s affiliates to the greatest extent possible for their business needs.

7.       Non-Assumption of Liabilities. It is understood and agreed between the Parties that the Purchaser is not assuming and will not be liable for any of the liabilities, debts, or obligations of the Seller arising out of the ownership or operation of the Seller prior to and including the Closing Date.

8.       Transfer of Third Party Contracts. Unless listed on Schedule 1, this Agreement should not be construed as an assignment of any third party contract from the Seller to the Purchaser. In addition, this Agreement should not be construed as an assignment of any third party contract from the Seller to the Purchaser if the assignment would be a breach of the third party contract. The Purchaser will be solely responsible for acquiring new contracts with third parties where the existing contracts are not legally assignable from the Seller to the Purchaser. Notwithstanding any other provisions in this Agreement to the contrary, the Seller will not be liable for any losses, costs or damages of any kind including loss of revenue or decrease in value resulting from the failure of the Purchaser to acquire any third party contracts.

9.       Notices. Any notices or deliveries required in the performance of this Agreement will be deemed complete when hand-delivered, delivered by agent, or seven (7) days after being placed in the post, postage prepaid, to the Parties at the addresses contained in the preamble to this Agreement or as the Parties may later designate in writing.

10.      Expenses/Costs. The Parties agree to pay all their own costs and expenses in connection with this Agreement.

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11.      Confidentiality. The Seller and the Purchaser will hold confidential all information (the “Confidential Information”) pertaining to this Agreement including, but not limited to, the terms of this Agreement, the Purchase Price, the Parties to this Agreement, and the subject matter of this Agreement as well as any written or oral information obtained about the respective Parties that is not currently in the public domain. Confidential Information will not include the following: (1) information generally known in the respective industries of the Purchaser and the Seller; (2) information that enters the public domain through no fault of the Purchaser or the Seller; (3) information that is independently created by the Purchaser or the Seller respectively without direct or indirect use of information obtained during the course of negotiations for this Agreement; (4) information that is rightfully obtained by the Purchaser or the Seller from a third party who has the right to transfer or disclose the information; (5) information which is required to be disclosed pursuant to a subpoena or other governmental inquiry or proceeding. The Seller and Purchaser may disclose any Confidential Information relating to this Agreement to any of its employees, agents and advisors where there is a need to know in relation to this Agreement and where the personnel agree to be legally bound by the same burdens of confidentiality. The Seller agrees to indemnify the Purchaser against any and all harm suffered by the Purchaser for any breach of confidentiality by the personnel of the Seller. The Purchaser agrees to indemnify the Seller against any and all harm suffered by the Seller for any breach of confidentiality by the personnel of the Purchaser. The confidentiality restrictions in this Agreement will continue to apply after the Closing date of this Agreement without any limit in time.

12.      Severability. The Parties acknowledge that this Agreement is reasonable, valid, and enforceable; however if any part of this Agreement is held by a court of competent jurisdiction to be invalid, it is the intent of the Parties that such provision be reduced in scope only to the extent deemed necessary to render the provision reasonable and enforceable and the remainder of the provisions of this Agreement will in no way be affected or invalidated as a result. Where any provision in this Agreement is found to be unenforceable, the Purchaser and the Seller will then make reasonable efforts to replace the invalid or unenforceable provisions with a valid and enforceable substitute provision, the effect of which is as close as possible to the intended effect of the original invalid or unenforceable provision.

13.      Arbitration. Arbitration shall constitute the sole and exclusive remedy for the settlement of any dispute or controversy concerning this Agreement or the rights of the Parties hereunder. Such arbitration shall be administered by JAMS in accordance with its then prevailing commercial rules, by one independent and impartial arbitrator selected in accordance with such rules. The arbitration shall be governed by the United States Arbitration Act, 9 U.S.C. § 1 et seq. The fees and expenses of JAMS and the arbitrator shall be shared equally by the Parties and advanced by them from time to time as required; provided that at the conclusion of the arbitration, Each Party shall bear their own costs and attorney fees incurred in the arbitration. No pre-arbitration discovery shall be permitted, except that the arbitrator shall have the power in his sole discretion, on application by any Party, to order pre-arbitration examination solely of those witnesses and documents that any other Party intends to introduce in its case-in-chief at the arbitration hearing. The Parties shall instruct the arbitrator to render his award within thirty (30) days following the conclusion of the arbitration hearing. The arbitrator shall not be empowered to award to any Party any damages of the type not permitted to be recovered under this Agreement in connection with any dispute between or among the Parties arising out of or relating in any way to this Agreement or the transactions arising hereunder, and each Party hereby irrevocably waives any right to recover such damages. Notwithstanding anything to the contrary provided in this Section 10 and without prejudice to the above procedures, either Party may apply to any court of competent jurisdiction for temporary injunctive or other provisional judicial relief if such action is necessary to avoid irreparable damage or to preserve the status quo until such time as the arbitrator is selected and available to hear such Party’s request for temporary relief. The award rendered by the arbitrator shall be final and not subject to judicial review and judgment thereon may be entered in any court of competent jurisdiction. The decision of the arbitrator shall be in writing and shall set forth findings of fact and conclusions of law.

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14.      Governing Law. This Agreement will be governed and construed in accordance with the laws of the State of Oregon.

15.      WAIVER OF JURY TRIAL. SUBJECT TO SECTION 13 HEREOF, THE PARTIES, AFTER CONSULTING OR HAVING HAD THE OPPORTUNITY TO CONSULT WITH COUNSEL, EACH KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE IRREVOCABLY, ANY RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING TO ENFORCE OR DEFEND ANY RIGHTS UNDER THIS AGREEMENT OR ANY OTHER DOCUMENTS CONTEMPLATED IN CONNECTION HEREWITH, ANY OF THE OTHER OBLIGATIONS, THE COLLATERAL, OR ANY AMENDMENT, INSTRUMENT, DOCUMENT OR AGREEMENT DELIVERED OR WHICH MAY IN THE FUTURE BE DELIVERED IN CONNECTION HEREWITH OR THEREWITH OR ARISING FROM ANY RELATIONSHIP EXISTING IN CONNECTION WITH ANY OF THE FOREGOING, OR ANY COURSE OF CONDUCT OR COURSE OF DEALING IN WHICH THE PARTIES ARE ADVERSE PARTIES, AND EACH AGREES THAT ANY SUCH ACTION OR PROCEEDING SHALL BE TRIED BEFORE A COURT AND NOT BEFORE A JURY.

16.      Miscellaneous. This Agreement may only be amended or modified by a written statement executed by all of the Parties. A waiver by one Party of any right or benefit provided in this Agreement does not infer or permit a further waiver of that right or benefit, nor does it infer or permit a waiver of any other right or benefit provided in this Agreement. This Agreement will not be assigned either in whole or in part by any Party without the written consent of the other Party. This Agreement will pass to the benefit of and be binding upon the Parties’ respective heirs, executors, administrators, successors, and permitted assigns. The clauses, paragraphs, and subparagraphs contained in this Agreement are intended to be read and construed independently of each other. If any part of this Agreement is held to be invalid this invalidity will not affect the operation of any other part of this Agreement. All of the rights, remedies, and benefits provided in this Agreement will be cumulative and will not be exclusive of any other rights, remedies and benefits allowed by law or equity. This Agreement may be executed in counterparts. Headings are inserted for the convenience of the Parties only and are not to be considered when interpreting this Agreement. Words in the singular mea and include the plural and vice versa. Words in the masculine gender include the feminine gender and vice versa. Words in the neuter gender include the masculine and the feminine gender and vice versa.

SIGNATURES ON FOLLOWING PAGES

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IN WITNESS WHEREOF, the Seller and the Purchaser have executed this Asset Purchase Agreement as of the date first above written.

One Love Garden Supply Oregon LLC

By One Love Garden Supply LLC, a Colorado limited liability company, as Purchaser

By:	Grow Solutions Holdings, Inc.

/s/ Jeffrey Beverly
Name:	Jeffrey Beverly
Title:	President

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WestCoast Organic & Hydroponic
as Seller

By:
Name:	Ashley N. Hollo
Title:	President

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SCHEDULE 1

ASSET LIST

and

Allocation

IRS FORM 8594

The Assets being transferred are all of the Assets used in the Business, excluding the Accounts Receivable as of December 31, 2016, including, inventory, trade fixtures, cash register and any other tangible and intangible assets other than the name of the Business.

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SCHEDULE 2

Fixtures, Furnishings and Equipment

Name	Description	Unit Cost	Qty
A/C	HV/AC and Install	2296	1
1x4 Botanicare LT Tray black	1x4 Botanicare LT Tray black	26.19	1
2x4 Botanicare Tray white	2x4 Botanicare Tray white	51.89	1
4x4 Duralastic Tray white	4x4 Duralastic Tray white	64.95	1
4x4 Fast Fit Tray Stand x2	4x4 Fast Fit Tray Stand x2	89.95	2
Bar Stools	Bar Stolls Wood and alluminum	25	2
Broom	Straw With Metal Dust Pan	20	1
Broom	Angle Broom with tall handle plastic dust pan	26	1
Camera	Camera	217.98	1
Carpet in Office	Carpet in Office	212.07
Cash Drawers	Black metal works with POS	43.29	2
Chain	for CO2 Area 12ft	55.45	1
Chairs	Office Chairs	177	2
Computer	Dell optiplex 780 Tower -Office	235	1
Computer	HP Touch Screen all in one Computer with Keyboard and Mouse	399.99	1
Computer	Dell Tower -Front	399.99	1
Credit/ Debit Terminal	First Data FD130 with Pin Pad	399	1
Credit/ Debit Terminal	First Data FD130 with Pin Pad	leased	1
Custom Rack	Metal and Custom Built by Jay Moody	2300	2
Drop Safe	Depository Safe Mfl2731ee Front Loading, Digital	939	1
Exterior Sign	Westcoast Sign on Front of Building	345	1
Fast Fit Extension Bar	Fast Fit Extension Bar	14	1
Fast Fit Light Hanging bar	Fast Fit Light Hanging bar	11	1
Fence	for Security behind Building	258.46	1
File Cabinet	In office	149.99	2
Financial Software	Intuit QuickBooks Premier Retail Edition 2011	349.99	1
First Aid Kit	First Aid	$19.99	1
Flash Drive	Flash drive For POS and QuickBooks Backup	27.99	1
Fly Zapper	Yellow battery powered	5.99	1
Front Desk	Front Register Desk Black with Glass	854.97	1
Galaxy Grow Amp 1000w Ballast	Galaxy Grow Amp 1000w Ballast	160	1
Grid wall Baskets	Baskets to hand from Grid wall	7	43
Grid Walls with Hook	Display Grid Walls	20	27
Huskey Tool Set	Huskey Tool Set	50	1
Kind LED K5	Kind LED K5	Demo	1
Lamp	Office Lamp	15	1
Large Broom	Large Sweeper Broom	32	1

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Name	Description	Unit Cost	Qty
Liberty Safe	Gun Safe Steel Black	880	1
Lighting	4ft, 4 light	89.95	7
Lighting	4ft, 6 light	121.95	1
Lighting	2ft, 8 light	119.95	1
Lockers	6 lockers	355	1
Magazine Rack	Tall Magazine Tower	$81.36	1
Medium sweeper Broom	Medium sweeper Broom	24	1
Metal Shelf	Office, Back Stock, Floor	49.68	3
Microwave	White	50	1
Misc. Office Supplies	Scissors, Calculators, White Board, Staplers, etc..	100	1
Money Counter	G-Star Counter with Counterfeit bill detection	119	1
Monitor Keyboard and Mouse	KDS Monitor Keyboard and Mouse- Front	57	1
Monitor Keyboard and Mouse	HP Monitor Keyboard and Mouse	99	1
Office Build Out	Office Build Out	6590.75
Office Desk	Brown Plywood Desk	45	1
Open Sign	Neon red open sign multi setting	29.99	1
OxyClone 20 sight	OxyClone 20 sight	53.99	1
Pallet Rack Side tower	Beams, Side Towers, Metal Grid Shelves	3885.6
Pallet Jack	Pallet Truck	150	1
Paper Shredder	Ativa	80	1
Phone	Cordless AT&T 3 hand sets	79.99	1
Pond	Plants, Fish, Bamboo, Rock, Pump Filter, liner, Frame	702.85
POS	Intuit quickbooks Point of Sale 2013	3	1
POS Price Scanner	Wireless	49.99	1
POS Price Scanner	With cord and stand	107	1
Printer	HP LazerJet 8600	299.99	1
Printer	Brother	184	1
Printer	Brother MFC L27000W	249.99	1
Quad Thick Tray x6	Quad Thick Tray x6	2.49	1
Receipt printer	Epson	238	2
Robo Mister 8 sight.	Robo Mister 8 sight.	290	1
Rolling Ladder	Rolling Wharehouse Ladder	534	1
Roybi Tool Set	Hand Saw, grinder, cordless drill, flash light.	299.99	1
Security System	Hoodview Security System	700	1
Shop Vacuum	Wet/Dry Shop Vac	199.99	1
Small File Cabinet	One in office one in front	118	2
Small Fridge	White	$50.00	1
Solis Tek A1	Solis Tek A1	300	1
Step Stool	Step stool metal and rubber	25.99	2
Stereo	RCA Stereo- RS2656	$150.00	1
Stool	Metal	15	2

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Name	Description	Unit Cost	Qty
Summit 315 LEC	Summit 315 LEC	377	1
Super Sprouter Digital Thermostat	Super Sprouter Digital Thermostat	23.95	1
Super Sprouter Heat Mat	Super Sprouter Heat Mat	15.9	1
Surge Protector	Belkin 12 - Outlet	49.99	2
Tape Gun	for shipping	24.99	4
Tool Kit	Roybl 90 Piece Drilling and driving Kit	38.99	1
Tool screwdriver Set	Huskey 36 piece percision screwdriver set	20	1
Trash Can	Trash and Recycle Black Plastic	16.75	2
Uline Tags	Magnetic Inventory Tags	76
URL	Hydroponicequipmentonline.com	1200	1
URL	Wchydro.com	70	1
URL	Wchydro.info	30	1
URL	Westcoasthydroponic.com	800	1
URL	Westcoastorganicandhydroponic.com	500	1
URL	Westcoasthydroponicsupply.com	400	1
Water Dispenser	Hamilton Beach Water Hot/ Cold White	186	1
Wireless Adapter	Office and Register 2	49.99	2
Total

15

SCHEDULE 2(1)

ACCOUNTS PAYABLE AS OF DECEMBER 31, 2016

Advanced Nurtrients US, LLC	0.00	4,869.26	0.00	0.00	0.00	4,869.26
Air Gas	1,768.10	1,188.70	0.00	0.00	0.00	2,956.80
ATAMI	0.00	0.00	2,416.48	1,525.00	0.00	3,941.48
CAN USA Group, Inc.	274.84	0.00	0.00	0.00	0.00	274.84
Canna Continental	10,792.76	0.00	0.00	0.00	0.00	10,792.76
Central Garden Supply	0.00	6,139.20	0.00	0.00	0.00	6,139.20
Echo Global Logistics	0.00	193.54	0.00	0.00	0.00	193.54
Growcentia	4,172.37	2,925.49	0.00	0.00	0.00	7,097.86
Hoodview Disposal & Recycling	43.15	0.00	0.00	0.00	0.00	43.15
Humboldt Wholesale, Inc.	0.00	4,451.48	0.00	0.00	0.00	4,451.48
HydroFarm	168.36	0.00	0.00	0.00	0.00	168.36
Industrial Source Portland	51.70	0.00	51.70	0.00	0.00	103.40
Keys Organic and Hydroponic Sup	0.00	0.00	8,088.17	0.00	0.00	8,088.17
Mills Nutrients	19,650.00	0.00	0.00	0.00	0.00	19,650.00
National Garden Wholesale	100,705.53	75,108.98	29,052.31	-723.35	0.00	204,143.47
Nursery Connection	9,128.60	0.00	0.00	0.00	0.00	9,128.60
NW Natural Gas	350.78	0.00	0.00	0.00	0.00	350.78
Oregons Only Organics	1,861.50	0.00	0.00	0.00	0.00	1,861.50
Platt Electric	0.00	0.00	0.00	0.00	-151.85	-151.85
SOLIS TEK	0.00	7,150.00	5,182.00	0.00	0.00	12,332.00
Synergistic Technologies	100.00	0.00	0.00	0.00	0.00	100.00
Travelers Insurance	0.00	6.00	1,426.00	0.00	0.00	1,432.00
Urban Agricultural	0.00	36.54	0.00	0.00	0.00	36.54
TOTAL	149,067.69	102,069.19	46,216.66	801.65	-151.85	298,003.34

16

EXHIBIT A

FORM OF PROMISSORY NOTE

(see attached)

17

PROMISSORY NOTE

January 1, 2017

US$143, 273

FOR VALUE RECEIVED, ONE LOVE GARDEN SUPPLY OREGON LLC, a limited liability company organized under the laws of the State of Oregon (the “Company”), hereby promises to pay to the order of Ashley N. Hollo as nominee of Westcoast Organic & Hydroponic, an individual with a mailing address of PO Box 30748, Portland, OR 97294 or her successors or assigns (the “Holder”), in accordance with Schedule I attached hereto and the terms hereof, the principal amount of One Hundred Forty Three Thousand Two Hundred Seventy Three Dollars and 00/100 United States Dollars (US$143,273) (the “Note”), without interest. Provided however, that in the event of Default, as defined herein, this Note shall bear interest at the rate of twelve percent (12%) per annum from the date of default.

1.        Payments of Principal.

(a)       Payment of Principal. The principal amount due is payable on April 25, 2017.

(b)       General Payment Provisions. All payments of principal on this Note shall be made in lawful money of the United States of America by certified bank check or wire transfer to such account as the Holder may designate by written notice to the Company in accordance with the provisions of this Note. Whenever any amount expressed to be due by the terms of this Note is due on any day which is not a Business Day, the same shall instead be due on the next succeeding Business Day. For purposes of this Note, “Business Day” shall mean any day other than a Saturday, Sunday or a day on which commercial banks in the State of New York are authorized or required by law or executive order to remain closed.

(c)       Optional Prepayment. At any time, the Company may pre-pay this Note without penalty and, upon such prepayment in full, the Holder shall have no further rights under this Note.

2.         Defaults and Remedies.

(a)       Events of Default. An “Event of Default” means: (i) a default in payment of principal on this Note; (ii) failure by the Company to comply with any material provision of this Note, as set forth in such notice; (iii) the Company, pursuant to or within the meaning of any Bankruptcy Law (as defined herein): (A) commences a voluntary case; (B) consents to the entry of an order for relief against it in an involuntary case; (C) consents to the appointment of a Custodian (as defined herein) of it or for all or substantially all of its property; (D) makes a general assignment for the benefit of its creditors; or (E) admits in writing that it is generally unable to pay its debts as the same become due; or (iv) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that: (A) is for relief against the Company in an involuntary case; (B) appoints a Custodian of the Company for all or substantially all of its property; or (C) orders the liquidation of the Company, and the order or decree remains unstayed and in effect for sixty (60) days. “Bankruptcy Law” means Title 11, U.S. Code, or any similar Federal or state law for the relief of debtors. The term “Custodian” means any receiver, trustee, assignee, liquidator or similar official under any Bankruptcy Law.

(b)       Remedies. If an Event of Default occurs and is continuing, the Holder of this Note may issue notice of default. If the default is not cured within twenty (20) business days from the issuance of the default notice, then all of the principal amount under this Note to be due and payable immediately without further notice. The Holder may exercise any or all rights under this Note and/or take any other action in law or equity. Any election of any right or remedy will not be deemed to be an election of that right or remedy to the exclusion of any other right or remedy.

18

3.        Lost or Stolen Note. Upon notice to the Company of the loss, theft, destruction or mutilation of this Note, and, in the case of loss, theft or destruction, of an indemnification undertaking by the Holder to the Company in a form reasonably acceptable to the Company and, in the case of mutilation, upon surrender and cancellation of the Note, the Company shall execute and deliver a new Note of like tenor and date and in substantially the same form as this Note.

4.        Cancellation. On earlier of the Maturity Date, or after all principal at any time owed on this Note has been paid in full and the Holder acknowledges the same in writing, this Note shall automatically be deemed canceled, shall be surrendered to the Company for cancellation and shall not be re-issued.

5.        Waiver of Notice. To the extent permitted by law, the Company hereby waives demand, presentment, notice, protest and all other demands and notices in connection with the delivery, acceptance, performance, default or enforcement of this Note.

6.        Governing Law. This Note shall be construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Note shall be governed by, the laws of the State of Oregon without giving effect to provisions thereof regarding conflict of laws. Each party hereto hereby irrevocably submits to the non-exclusive jurisdiction of the state and federal courts sitting in the State of Oregon for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereto hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by sending by certified mail or overnight courier a copy thereof to such party at the address indicated in the preamble hereto and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

7.         Indemnity and Expenses. The Company agrees:

(a)       To indemnify and hold harmless the Holder and each of its partners, employees, agents and affiliates from and against any and all claims, damages, demands, losses, obligations, judgments and liabilities (including, without limitation, attorneys’ fees and expenses) in any way arising out of or in connection with this Note; and

(b)       To pay and reimburse, as the case may be, the Holder upon demand for all costs and expenses (including, without limitation, attorneys’ fees and expenses) that the Holder may incur in connection with (i) the exercise or enforcement of any rights or remedies (including, but not limited to, collection) granted hereunder or otherwise available to it (whether at law, in equity or otherwise), or (ii) the failure by the Company to perform or observe any of the provisions hereof. The provisions of this Section shall survive the execution and delivery of this Note, the repayment of any or all of the principal owed pursuant hereto, and the termination of this Note.

19

8.        Remedies, Characterizations, Other Obligations, Breaches and Injunctive Relief. The remedies provided in this Note shall be cumulative and in addition to all other remedies available under this Note, at law or in equity

10.       Specific Shall Not Limit General; Construction. No specific provision contained in this Note shall limit or modify any more general provision contained herein. This Note shall be deemed to be jointly drafted by the Company and the Holder and shall not be construed against any person as the drafter hereof.

11.       Failure or Indulgence Not Waiver. No failure or delay on the part of this Note in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.

12.       Notice. Notice shall be given to each party at the address indicated in the preamble hereto or at such other address as provided to the other party in writing.

13.       Adjustment. This Note is subject to adjustment in dollar amount as set forth in that certain Asset Purchase Agreement between One Love Garden Supply Oregon LLC and Holder of even date herewith.

IN WITNESS WHEREOF, the Company has caused this Note to be executed on and as of the date below.

One Love Garden Supply Oregon LLC

By One Love Garden Supply LLC, a Colorado limited liability company, Its Manager

/s/ Jeffrey Beverly
By:	Jeffrey Beverly, President

This NOTE is Unconditionally Guaranteed by Grow Solutions Holdings, Inc., a Delaware Corporation:

Grow Solutions Holdings, Inc.

/s/ Jeffrey Beverly
By:	Jeffrey Beverly, President

20

EXHIBIT C

CASH FLOW PROMISSORY NOTE

21

CASH FLOW PROMISSORY NOTE

January 1, 2017

US$100,000

FOR VALUE RECEIVED, One Love Garden Supply Oregon, LLC, a limited liability company under the laws of the State of Oregon (the “Company”), hereby promises to pay to the order of Ashley N. Hollo as nominee of Westcoast Organic & Hydroponic, an individual with a mailing address at PO Box 30748, Portland OR 97294 or her successors or assigns (the “Holder”), in accordance with Schedule I attached hereto and the terms hereof, the principal amount of One Hundred Thousand and 00/100 United States Dollars (US$100,000) (the “Note”).

2.         Payments of Principal.

(d)       Payment of Principal. Each fiscal quarter following January 1, 2017, upon the Company recording on its financial statements Fifty Thousand and 00/100 United States Dollars ($50,000) in US GAAP Net Income (“Net Income”) from sales of the Company’s products (the “Net Income Threshold”), the Company shall pay to the Holder Twenty Percent (20%) of the Company’s Net Income generated above the Net Income Threshold. This Promissory Note shall bear zero (0) interest. In the event there is no Net Income above the Net Income Threshold, there shall be no payment due to Holder. There shall be no obligations owed hereunder commencing on the Maturity Date, other than accrued and unpaid amounts due.

(e)       General Payment Provisions. All payments of principal on this Note shall be made in lawful money of the United States of America by certified bank check or wire transfer to such account as the Holder may designate by written notice to the Company in accordance with the provisions of this Note. Whenever any amount expressed to be due by the terms of this Note is due on any day which is not a Business Day, the same shall instead be due on the next succeeding Business Day. For purposes of this Note, “Business Day” shall mean any day other than a Saturday, Sunday or a day on which commercial banks in the State of New York are authorized or required by law or executive order to remain closed.

(f)       Optional Prepayment. At any time, the Company may pre-pay this Note without penalty and, upon such prepayment in full, the Holder shall have no further rights under this Note.

2.         Defaults and Remedies.

(c)       Events of Default. An “Event of Default” means: (i) a default in payment of principal on this Note; (ii) failure by the Company to comply with any material provision of this Note, as set forth in such notice; (iii) the Company, pursuant to or within the meaning of any Bankruptcy Law (as defined herein): (A) commences a voluntary case; (B) consents to the entry of an order for relief against it in an involuntary case; (C) consents to the appointment of a Custodian (as defined herein) of it or for all or substantially all of its property; (D) makes a general assignment for the benefit of its creditors; or (E) admits in writing that it is generally unable to pay its debts as the same become due; or (iv) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that: (A) is for relief against the Company in an involuntary case; (B) appoints a Custodian of the Company for all or substantially all of its property; or (C) orders the liquidation of the Company, and the order or decree remains unstayed and in effect for sixty (60) days. “Bankruptcy Law” means Title 11, U.S. Code, or any similar Federal or state law for the relief of debtors. The term “Custodian” means any receiver, trustee, assignee, liquidator or similar official under any Bankruptcy Law.

22

(d)       Remedies. If an Event of Default occurs and is continuing, the Holder of this Note may declare all of the principal amount under this Note to be due and payable immediately. The Holder may exercise any or all rights under this Note and/or take any other action in law or equity. Any election of any right or remedy will not be deemed to be an election of that right or remedy to the exclusion of any other right or remedy.

(e)       Holder Appointed Attorney-in-Fact. The Company hereby irrevocably appoints the Holder as the Company’s attorney-in-fact, with full authority in the name, place and stead of the Company, from time to time in the Holder’s discretion upon the occurrence and during the continuance of an Event of Default to take any action and to execute any document which the Holder may deem necessary or advisable to accomplish the purposes of this Note.

3.         Lost or Stolen Note. Upon notice to the Company of the loss, theft, destruction or mutilation of this Note, and, in the case of loss, theft or destruction, of an indemnification undertaking by the Holder to the Company in a form reasonably acceptable to the Company and, in the case of mutilation, upon surrender and cancellation of the Note, the Company shall execute and deliver a new Note of like tenor and date and in substantially the same form as this Note.

4.         Cancellation. On earlier of the Maturity Date, or after all principal at any time owed on this Note has been paid in full and the Holder acknowledges the same in writing, this Note shall automatically be deemed canceled, shall be surrendered to the Company for cancellation and shall not be re-issued.

5.         Waiver of Notice. To the extent permitted by law, the Company hereby waives demand, notice, protest and all other demands and notices in connection with the delivery, acceptance, performance, default or enforcement of this Note.

6.         Governing Law. This Note shall be construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Note shall be governed by, the laws of the State of Oregon without giving effect to provisions thereof regarding conflict of laws. Each party hereto hereby irrevocably submits to the non- exclusive jurisdiction of the state and federal courts sitting in the State of Oregon for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereto hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by sending by certified mail or overnight courier a copy thereof to such party at the address indicated in the preamble hereto and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

23

7.         Indemnity and Expenses. The Company agrees:

(a)       To indemnify and hold harmless the Holder and each of its partners, employees, agents and affiliates from and against any and all claims, damages, demands, losses, obligations, judgments and liabilities (including, without limitation, attorneys’ fees and expenses) in any way arising out of or in connection with this Note; and

(b)       To pay and reimburse, as the case may be, the Holder upon demand for all costs and expenses (including, without limitation, attorneys’ fees and expenses) that the Holder may incur in connection with (i) the exercise or enforcement of any rights or remedies (including, but not limited to, collection) granted hereunder or otherwise available to it (whether at law, in equity or otherwise), or (ii) the failure by the Company to perform or observe any of the provisions hereof. The provisions of this Section shall survive the execution and delivery of this Note, the repayment of any or all of the principal owed pursuant hereto, and the termination of this Note.

8.        Remedies, Characterizations, Other Obligations, Breaches and Injunctive Relief. The remedies provided in this Note shall be cumulative and in addition to all other remedies available under this Note, at law or in equity

10.       Specific Shall Not Limit General; Construction. No specific provision contained in this Note shall limit or modify any more general provision contained herein. This Note shall be deemed to be jointly drafted by the Company and the Holder and shall not be construed against any person as the drafter hereof.

11.       Failure or Indulgence Not Waiver. No failure or delay on the part of this Note in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.

12.       Notice. Notice shall be given to each party at the address indicated in the preamble hereto or at such other address as provided to the other party in writing.

SIGNATURES ON FOLLOWING PAGE

24

IN WITNESS WHEREOF, the Company has caused this Note to be executed on and as of the date below.

One Love Garden Supply Oregon, LLC

By: One Love Garden Supply LLC, a Colorado limited liability company

By Grow Solutions Holdings, Inc., a Delaware Corporation, its Manager

/s/ Jeffrey Beverly
By: Jeffrey Beverly, President

Date: Effective January 1, 2017

Principal Amount: US$100,000

25

EXHIBT D

BILL OF SALE

In consideration of the transfer of cash consideration and common stock shares of Grow Solutions Holdings, Inc. and other good and valuable consideration from ONE LOVE GARDEN SUPPLY OREGON LLC, (“Purchaser”) to WestCoast Organic and Hydroponic Supply, an Oregon corporation (“Seller”), the receipt and sufficiency of which is hereby acknowledged, Seller does hereby grant, sell, assign, transfer, convey, set over and deliver to Purchaser this date,

All of Seller’s now existing assets and business related to WestCoast Organic and Hydroponic Supply as a going concern, including all equipment and personal property, Inventory, Hardware, Intellectual Property and all other assets of Seller that comprise the Purchased Assets, including all rights to the name WestCoast Organic and Hydroponic Supply, any and all domain names and websites.

Capitalized terms used herein and not otherwise defined shall have the meanings given to them in that certain Asset Purchase Agreement, dated effective as of January 1, 2017 between Seller and Purchaser (“Asset Purchase Agreement”).

All of the Purchased Assets are transferred to Purchaser, its successors and assigns, to have and to hold to and for its and their own proper right, use and benefit forever.

Except as otherwise specifically provided in the Asset Purchase Agreement, Seller covenants with Purchaser, its successors and assigns, that Seller is the lawful owner of the Purchased Assets and has good right to sell them and that the Purchased Assets are free from all liens and encumbrances, other than the security interest of Vendor’s arising from purchase of inventory on credit.

This Bill of Sale is being delivered pursuant to, and is subject to the terms of, the Asset Purchase Agreement.

Effective Date: January 1, 2017

WestCoast Organic and Hydroponic Supply

by:
Ashley N. Hollo, President

26

EXHIBIT 2.1

Accounts Receivable as of December 31, 2016

to be Retained by Seller

	Current	1 - 30	31 - 60	61 - 90	> 90	TOTAL
Borland, Doug	0.00	312.19	0.00	0.00	0.00	31
Crash Gardens	0.00	740.10	0.00	0.00	0.00	74
Do Not Use- ABS Analytical	0.00	1.17	57.90	57.75	0.00	11
Do Not Use- Ashley Hollo	0.00	0.00	0.00	0.00	309.93	30
Do Not Use- Chris, Boss	0.00	0.00	113.72	0.00	0.00	11
Do Not Use- Clackamas Gardens	0.00	0.00	0.00	39.36	0.00	3
Do Not Use- Shane	3,154.25	1,458.98	216.40	578.25	3,670.91	9,07
Do Not Use-Factory Direct Garden Supply	0.00	45,591.21	10,872.96	1,474.75	0.00	57,93
Do Not Use-RGL Ind., Twice the Light	0.00	136.76	565.28	3,613.78	2,279.37	6,59
Frenzy, Ryan	0.00	0.00	0.00	0.00	1,973.56	1,97
Keys, Florida	0.00	0.00	0.00	104.50	28,490.43	28,59
Michaelson, Calvin	0.00	0.00	10.55	22.22	53.85	8
OLD_Green Mile Enterprise	0.00	43.96	181.68	488.79	0.00	71
OLD_OCS	0.00	0.00	0.00	286.56	9,023.57	9,31
OLD_OCS - CHARGE	0.00	0.00	0.00	0.00	81.23	8
	3,154.25	48,284.37	12,018.49	6,665.96	45,882.85	116,00

27

EXHIBIT 4(o)

Balance Sheet dated December 31, 2016

Dec 31, 16

ASSETS

Current Assets

Checking/Savings

1000 · WF Checking #3520 40,909.02

1015 · Second Checking #8202 547.11

1020 · WF Money Market #9045 548.19

1035 · Petty Cash 552.33

1999 · Cash in Drawer 249.46

Total Checking/Savings 42,806.11

Accounts Receivable

1200 · Hollo Accounts Receivable 112,218.78

Total Accounts Receivable 112,218.78

Other Current Assets

1215 · Prepaid Insurance 2,362.75

1300 · Inventory Asset 381,884.82

1499 · Undeposited Funds 54.03

Total Other Current Assets 384,301.60

Total Current Assets 539,326.49

Fixed Assets

1500 · Furniture and Fixtures 14,069.55

1505 · Equipment 4,522.00

1510 · Leasehold Improvements 12,960.75 1599

· Accumulated Depreciation -20,728.00 Total

Fixed Assets 10,824.30

TOTAL ASSETS 550,150.79

LIABILITIES & EQUITY

Liabilities

Current Liabilities

Accounts Payable

2000 · Accounts Payable 293,612.34

Total Accounts Payable 293,612.34

Credit Cards

1045 · WF Credit Card #1957 9,372.37

Total Credit Cards 9,372.37

Total Current Liabilities 302,984.71

Total Liabilities 302,984.71

Equity

3100 · Capital Stock 5,000.00

3200 · Shareholder Dist/Contrib

3205 · A. Hollo -24,000.00

3200 · Shareholder Dist/Contrib - Other -1,500.00

Total 3200 · Shareholder Dist/Contrib -25,500.00

3900 · Retained Earnings 424,705.45

3901 · Treasury Stock -141,856.36

Net Income -15,183.01

Total Equity 247,166.08

TOTAL LIABILITIES & EQUITY 550,150.79

28